Filed Pursuant to Rule 433
Registration Statement No. 333-178511
September 25, 2013

US$1,500,000,000
Rogers Communications Inc.
Dated September 25, 2013

The following information supplements the Preliminary Prospectus Supplement dated September 25, 2013 relating to the below described securities.

Issuer:	Rogers Communications Inc.

Trade Date:	September 25, 2013

Settlement:	October 2, 2013 (T+5)1

Expected Ratings:	Moody’s Investors Service Inc: Baa1 Standard and Poor’s Rating Services: BBB+ Fitch Ratings Ltd: BBB+

4.10% Senior Notes due 2023

Size:	US$850,000,000

Maturity:	October 1, 2023

Coupon:	4.10%

Public Offering Price:	99.813% of face amount

Yield to maturity:	4.123%

Spread to Benchmark Treasury:	1.50%

Benchmark Treasury:	2.50% due August 15, 2013

Benchmark Treasury Price and Yield:	98-30 / 2.623%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2014

Redemption Provisions:

Make-whole call:	Callable prior to July 1, 2023 at the greater of par or a discount rate of Treasury plus 25 basis points.

Par call:	Callable on or after July 1, 2023 at 100%.

CUSIP / ISIN:	775109AY7 / US775109AY72

5.45% Senior Notes due 2043

Size:	US$650,000,000

Maturity:	October 1, 2043

Coupon:	5.45%

Public Offering Price:	99.401% of face amount

Yield to maturity:	5.491%

Spread to Benchmark Treasury:	1.80%

Benchmark Treasury:	2.875% due May 15, 2043

Benchmark Treasury Price and Yield:	85-12 / 3.691%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2014

Redemption Provisions:

Make-whole call:	Callable prior to April 1, 2043 at the greater of par or a discount rate of Treasury plus 30 basis points.

Par call:	Callable on or after April 1, 2043 at 100%.

CUSIP / ISIN:	775109AZ4 / US775109AZ48

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated BMO Capital Markets Corp. Scotia Capital (USA) Inc.

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC TD Securities (USA) LLC

1 Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the bonds initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade such bonds on the date of pricing or the next succeeding business day should consult their own advisor.

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gv. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 and Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.